EXHIBIT 99.1

News Release dated February 24, 2016, Suncor Energy appoints new member to Board of Directors

News Release

FOR IMMEDIATE RELEASE

Suncor Energy appoints new member to Board of Directors

Calgary, Alberta (Feb. 24, 2016) – Jim Simpson, Chair of the Board of Directors of Suncor, is pleased to announce the appointment of Patricia M. Bedient to the company’s Board of Directors. Ms. Bedient’s appointment is effective immediately.

“Ms. Bedient’s strong financial and strategic planning background will be an asset to our board,” said Mr. Simpson. “I am looking forward to working with her and the rest of the Board in continuing to deliver on our commitments to shareholders.”

Patricia Bedient is executive vice president of Weyerhaeuser Company, one of the world’s largest integrated forest products companies. From 2007 until February 2016, she also served as chief financial officer. Prior to this she held a variety of leadership roles in finance and strategic planning since joining Weyerhaeuser in 2003. Before joining Weyerhaeuser, she spent 27 years with Arthur Andersen LLP and ultimately served as the managing partner for its Seattle office and partner in charge of the firm’s forest products practice.

Ms. Bedient serves on the board of directors of Alaska Air Group, the Overlake Hospital Medical Center board of trustees, the Oregon State University board of trustees, and the University of Washington Foster School of Business advisory board.

In 2012, Ms. Bedient was named one of the Top 25 CFOs in the United States by the Wall Street Journal. She is a member of the American Institute of CPAs and the Washington Society of CPAs. Ms. Bedient received her bachelor’s degree in business administration, with concentrations in finance and accounting, from Oregon State University in 1975.

For Ms. Bedient’s full biography and further information on Suncor’s Board of Directors, visit suncor.com.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com